Exhibit 99.1

LightInTheBox Reports Second Quarter 2025 Financial Results

Delivers Record Fifth Consecutive Profitable Quarter

SINGAPORE, September 9, 2025 /PRNewswire/ -- LightInTheBox Holding Co., Ltd. (NYSE: LITB) ("LightInTheBox" or the "Company"), a global specialty retailer, today announced its unaudited financial results for the second quarter ended June 30, 2025. The Company accelerated its transformation into a design-driven, direct-to-consumer (DTC) apparel retailer with proprietary brands, to improve margins and achieve sustained profitability. By evolving its legacy e-commerce operations from commodity-driven to bespoke, consumer-resonant offerings, LightInTheBox has stabilized its core business, moderated revenue declines, and positioned itself for renewed growth in early 2026, mirroring the scalable success of leading DTC apparel models.

Second Quarter 2025 Financial Highlights:

•	Total Revenues were $58.9 million, a 15% decrease year over year, compared to a 34% decline in the first quarter of 2025, reflecting stabilization in the legacy business and a deliberate focus on margin preservation over market share in a competitive market.

•	Gross Profit was $38.8 million, compared with $43.3 million in the same quarter last year.

•	Gross Margin improved to 65.9% from 62.4% in the same quarter last year, driven by higher-margin proprietary product lines and bespoke legacy offerings like print-on-demand apparel.

•	Operating Expenses decreased by 14% year over year to $36.9 million, mainly attributable to reduced revenue alongside effective cost management and operational efficiency enhancements.

o	Fulfillment Expenses decreased by 13% year over year to $4.4 million.

o	Selling and Marketing Expenses decreased by 12% year over year to $27.8 million, while conversion rates improved with efficient marketing of new product lines despite the industry-wide increase in traffic costs.

o	General and Administrative Expenses decreased by 24% year over year to $4.9 million, of which Research and Development expenses were $2.6 million, underscoring the Company's commitment to innovation and product differentiation.

•	Net Income reached $2.0 million, compared with $0.6 million in the same quarter last year, marking record profit since the second quarter of 2024 and sustained profitability amidst industry challenges.

•	Adjusted EBITDA was $2.3 million, compared with $1.2 million in the same quarter last year.

First Half 2025 Financial Highlights

•	Total Revenues were $105.9 million, a 25% decrease year over year, primarily due to the Company’s pivot to margin preservation in a highly competitive e-commerce environment, with declines moderating significantly from the first quarter of 2025 to the second quarter of 2025.

•	Gross Profit was $69.4 million, compared with $84.7 million in the same period last year.

•	Gross Margin improved to 65.6% from 60.3% in 2024, driven by the successful introduction of higher-margin proprietary product lines.

•	Operating Expenses decreased by 23% year over year to $67.4 million, mainly attributable to reduced revenue and enhanced cost management.

o	Fulfillment Expenses decreased by 24% year over year to $8.2 million.

o	Selling and Marketing Expenses decreased by 23% year over year to $49.7 million, with improved conversion rates from efficient marketing of new product lines.

o	General and Administrative Expenses decreased by 28% year over year to $9.8 million, of which Research and Development expenses were $5.2 million, reinforcing focus on product innovation.

•	Net Income reached $2.1 million, compared with a loss of $3.2 million in 2024, showcasing remarkable profitability turnaround.

•	Adjusted EBITDA was $3.0 million, compared with a loss of $1.9 million in the same period last year.

“In 2024, we transformed LightInTheBox from a traditional e-commerce platform into a leading DTC apparel retailer, and our Q2 2025 results - marking five consecutive profitable quarters with a net income of $2.0 million, up from $0.6 million in Q2 2024 - demonstrate the power of this pivot,” said Jian He, CEO of LightInTheBox. “Faced with fierce competition, we considered exiting our legacy e-commerce business but instead repositioned it as an agile, profitable operation. By shifting from low-margin commodities to bespoke, consumer-resonant products like print-on-demand apparel, we’ve boosted average selling prices and margins, creating a resilient core that complements our DTC growth. Our proprietary brands, led by Ador.com, deliver designer-quality apparel at prices significantly lower than competitors’. Our design studios in Campbell, California, and China integrate real-time customer feedback to drive higher repurchase rates and retail partnership invitations.”

“Our emerging women’s golf apparel brand taps into an affluent, growing demographic, blending style and functionality to capture a high-potential market, while additional proprietary lines are expanding our portfolio,” Mr. He continued. “These DTC initiatives, mirroring the success of leading apparel brands, are our growth engine. The stabilization of our legacy business, with Q2 revenue declines moderating to 15% from Q1’s 34%, signals a turning point. We expect to return to overall revenue growth in early 2026 as we scale distribution channels, enhance brand awareness, and deepen customer loyalty.”

“We are confident that our strategic transformation positions LightInTheBox to unlock scalable growth, creating lasting value for shareholders in a dynamic market,” Mr. He concluded.

Share Repurchase Program

On March 31, 2025, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to $0.7 million of its ordinary shares in the form of ADSs no later than June 30, 2025. The Company has since extended the share repurchase program through December 31, 2025. As of September 5, 2025, the Company has repurchased 174,999 ADSs with a total aggregate value of approximately $0.3 million.

About LightInTheBox Holding Co., Ltd.:

LightInTheBox is a global specialty retail company, providing a diverse range of affordable lifestyle products directly to consumers worldwide since 2007. In 2024, the Company shifted its focus to apparel design and launched its first proprietary brand, Ador.com, to meet the growing global demand for accessible higher-end fashion. Ador.com specializes in designer-quality clothing for women aged 35-55 at competitive prices and operates design studios and sample shops in both the U.S. and China, including a boutique and design studio in Campbell, California. Additionally, LightInTheBox offers a comprehensive suite of services to e-commerce companies, including advertising, supply chain management, payment processing, order fulfillment, and shipping and delivery solutions.

For more information, please visit https://ir.ador.com.

Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses a non-GAAP measure, Adjusted EBITDA, as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's non-GAAP financial measure excludes share-based compensation expenses, depreciation and amortization expenses, interest income, interest expenses and income tax expense.

The Company presents this non-GAAP financial measure because it is used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measure helps identify underlying trends in its business. The Company also believes that the non-GAAP financial measure could provide further information about the Company's results of operations and enhance the overall understanding of the Company's past performance and future prospects.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. The Company's non-GAAP financial measure does not reflect all items of income and expenses that affect the Company's operations and does not represent the residual cash flow available for discretionary expenditures. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for the limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company's financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measure, please see the table captioned "Unaudited Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release.

Safe Harbor Statement:

This press release contains forward-looking statements that involve risks and uncertainties. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets" and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox's beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox's strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox's goals and strategies; LightInTheBox's future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox's ability to attract customers and further enhance customer experience and product offerings; LightInTheBox's ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox's expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions; changes in tariffs and trade policies; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Investor Relations

LightInTheBox Holding Co., Ltd.

Email: ir@ador.com

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, or otherwise noted)

	As of December 31,	As of June 30,
	2024	2025
ASSETS
Current Assets
Cash and cash equivalents	17,945	18,474
Restricted cash	1,800	1,858
Accounts receivable, net of allowance for credit losses	976	1,045
Inventories	3,641	4,471
Prepayments and other current assets	2,610	2,111
Total current assets	26,972	27,959
Property and equipment, net	2,185	1,718
Intangible assets, net	2,745	2,463
Goodwill	26,663	27,155
Operating lease right-of-use assets	9,930	8,112
Long-term rental deposits	806	432
Long-term investments	73	78
TOTAL ASSETS	69,374	67,917

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Short-term borrowings	685	698
Accounts payable	10,378	8,451
Advance from customers	8,357	10,375
Operating lease liabilities	4,047	4,128
Accrued expenses and other current liabilities	54,091	51,776
Total current liabilities	77,558	75,428

Operating lease liabilities	4,780	2,754
Deferred tax liabilities	101	108
Unrecognized tax benefits	107	-
TOTAL LIABILITIES	82,546	78,290

STOCKHOLDERS’ DEFICIT
Ordinary shares	17	17
Additional paid-in capital	282,766	280,641
Treasury shares	(30,880)	(28,875)
Statutory reserves	390	390
Accumulated other comprehensive loss	(3,265)	(2,481)
Accumulated deficit	(262,200)	(260,065)
TOTAL STOCKHOLDERS’ DEFICIT	(13,172)	(10,373)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	69,374	67,917

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollars in thousands, except per share data, or otherwise noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2025	2024	2025
Revenues
Product sales	67,152	56,671	134,983	101,471
Services and others	2,210	2,211	5,548	4,429
Total revenues	69,362	58,882	140,531	105,900
Cost of revenues
Product sales	(25,513)	(19,635)	(54,583)	(35,484)
Services and others	(559)	(445)	(1,209)	(967)
Total Cost of revenues	(26,072)	(20,080)	(55,792)	(36,451)
Gross profit	43,290	38,802	84,739	69,449
Operating expenses
Fulfillment	(5,010)	(4,355)	(10,756)	(8,225)
Selling and marketing	(31,527)	(27,849)	(64,268)	(49,745)
General and administrative	(6,411)	(4,857)	(13,670)	(9,819)
Other operating income, net	277	163	563	367
Total operating expenses	(42,671)	(36,898)	(88,131)	(67,422)
Income / (loss) from operations	619	1,904	(3,392)	2,027
Interest income	14	3	84	5
Interest expense	-	(5)	-	(9)
Other (expense) / income, net	(9)	12	102	5
Total other income	5	10	186	1
Income / (loss) before income taxes	624	1,914	(3,206)	2,028
Income tax (expense) / benefit	(1)	107	(1)	107
Net income / (loss)	623	2,021	(3,207)	2,135
Net income / (loss) attributable to LightInTheBox Holding Co., Ltd.	623	2,021	(3,207)	2,135

Weighted average numbers of shares used in calculating net income / (loss) per ordinary share
-Basic	220,684,859	219,963,072	221,640,704	220,320,143
-Diluted	221,451,741	220,156,552	221,640,704	220,567,883

Net income / (loss) per ordinary share
-Basic	0.00	0.01	(0.01)	0.01
-Diluted	0.00	0.01	(0.01)	0.01

Net income / (loss) per ADS (12 ordinary shares equal to 1 ADS)
-Basic	0.03	0.11	(0.17)	0.12
-Diluted	0.03	0.11	(0.17)	0.12

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollars in thousands, or otherwise noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2025	2024	2025
Net income / (loss)	623	2,021	(3,207)	2,135
Less: Interest income	14	3	84	5
Interest expense	-	(5)	-	(9)
Income tax (expense) / benefit	(1)	107	(1)	107
Depreciation and amortization	(521)	(426)	(1,147)	(866)
EBITDA	1,131	2,342	(2,143)	2,898
Less: Share-based compensation	(52)	(1)	(276)	(87)
Adjusted EBITDA*	1,183	2,343	(1,867)	2,985

* Adjusted EBITDA represents net income / (loss) before share-based compensation expense, interest income, interest expense, income tax (expense) / benefit and depreciation and amortization expenses.